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SEC FILE NUMBER
8-68138

FEB 28 2024

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Strategas Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

52 Vanderbilt Ave, 19th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Godofsky	212-897-6387	mgodofsky@strategasrp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – if individual, state last, first, and middle name)

200 E. Randolph St.	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/03	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Nicholas Bohnsack, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Strategas Securities, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTINE M KLINE
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01KL6155679
Qualified in Queens County
Commission Expires November 13 2026

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STRATEGAS SECURITIES, LLC

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
Strategas Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Strategas Securities, LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
February 26, 2024

STRATEGAS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

Assets

Cash and cash equivalents	$	30,187,349
Accounts receivable		1,340,983
Deposit with clearing broker		2,000,000
Receivables from clearing and other broker-dealer		225,397
Prepaid expenses and other assets		472,505
Due from related parties		272,922
Fixed assets, net of accumulated depreciation of $1,065,251		607,119
Lease right-of-use assets		2,386,065
Goodwill		36,308,703
Intangible assets, net of accumulated amortization of $12,891,210		19,610,990
TOTAL ASSETS	$	93,412,033

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	669,578
Accrued compensation, bonus and benefits		9,182,439
Deferred revenue		1,342,426
Operating lease liabilities		2,635,913
Deferred tax liability, net		3,501,984
Due to affiliate		228,054
TOTAL LIABILITIES		17,560,394
Member's equity		75,851,639
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	93,412,033

See accompanying notes to the statement of financial condition.

STRATEGAS SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

(1) Organization and Nature of the Business

Strategas Securities, LLC (the Company) is registered as a securities broker-dealer and an investment adviser with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934 and the Investment Advisers Act of 1940, and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Baird Financial Corporation (Baird), a Wisconsin company, which is a wholly-owned subsidiary of Baird Financial Group, Inc. (BFG or the Parent).

The Company provides macroeconomic research and consulting, and capital market services to its institutional clientele. Additionally, the Company operates an equities and fixed income trade desk on an agency basis which facilitates payment for its services by certain clients through commissions on securities transactions introduced to its clearing broker-dealer on a fully disclosed basis, operating under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

(2) Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements.

(a) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include a money-market account and an interest-bearing demand deposit account, as well as non-interest-bearing accounts with two nationally recognized, publicly-listed financial institutions. Balances in excess of the Federal Deposit Insurance Corporation (FDIC) insured limit potentially subjects the Company to concentration of credit risk. The Company has not experienced any losses in such accounts and management believes risk of loss to be minimal.

(c) Deposit with Clearing Broker

As required by the clearing agreement, the Company maintains a deposit with the clearing broker. The size of the deposit is determined based on several factors including volume of trading activity and price volatility of the securities traded, among other factors. The Company deposits cash to meet these obligations.

(d) Receivables

Notes Receivable, Net
In conjunction with Baird's acquisition of Strategas Securities and Strategas Asset Management, LLC (SAM), an affiliated registered investment advisor, the Company awarded certain key employees shares of Baird stock totaling approximately $2,000,000 which vest evenly over a five-year period. Concurrent with the granting of the awards, the Company recorded non-interest-bearing notes receivable from the key employees. The notes were fully amortized over the vesting period which ended in 2023.

Refer to footnote 10, *Related Party Transactions* for further information.

Accounts Receivable
Accounts Receivable primarily includes receivables from contracts with customers for research and consulting services. The timing of revenue recognition may differ from the timing of payment by clients. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Receivables are stated at the amount the Company expects to collect. The Company applies judgement in maintaining an appropriate estimate for potential credit losses resulting from the inability of customers to make required payments. At December 31, 2023, the Company determined that the recording of an expected value for credit losses was not required.

Receivable from Clearing and Other Broker-dealers
In the normal course of business, the Company conducts its trading activity with its clearing broker on an agency basis as an introducing broker on behalf of and for the transactions of its institutional customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

In establishing an expected credit loss for these receivables, management considers their historical loss rate, short-term nature, and the expectation that changes to the market would not impact the ability or intent of the broker to pay. At December 31, 2023, it was determined that no expected value for credit losses needed to be established.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. The Company is included in the consolidated income tax returns of BFG in the U.S. Federal jurisdiction and various consolidated states. The Company also files separate income tax returns in various state and local jurisdictions. Federal income taxes are calculated as if the Company filed on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered

or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Refer to footnote 8, *Income Taxes* for further information.

(f) Fixed Assets, Net

Fixed assets are carried at cost less accumulated depreciation. Depreciation of office equipment, furniture and fixtures and software is computed using a straight-line method over the estimated useful lives of the assets of five to seven years. Leasehold improvements are amortized over the shorter of the terms of the lease or useful life.

Refer to footnote 4, *Fixed Assets* for further information.

(g) Leases

The Company follows Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 842, *Leases.* ASC Topic 842 states that a lease is a contract, or part of a contract, that conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company leases its offices under various non-cancelable leases, all of which are operating leases. Some of the leases contain renewal and/or termination options, escalation clauses, rent-free holidays and operating cost adjustments. In addition to office leases, the Company enters into leases for certain office equipment on a recurring basis.

The Company recognizes a right-of-use (ROU) lease asset and related lease liability on the Statement of Financial Condition for all leases with a term greater than twelve months. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining minimum lease payments. The ROU lease asset, which represents the right to use of the underlying asset during the lease term, is measured based on the carrying value of the lease liability, adjusted for other items, such as lease incentives and uneven rent payments.

The Company will generally extend office leases if the lease situation is advantageous.

Should the Company at any point in time identify a need to borrow funds, it would initially utilize its relationship with Baird before considering outside lenders. As such, the Company uses Baird's incremental borrowing rate in its calculations.

For leases that contain escalation clauses or rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial or extended lease term. The Company records any difference

between the straight-line rent expense and amounts paid under the leases as part of the amortization of the ROU lease asset.

Refer to footnote 6, *Leases* for further information.

(h) Goodwill and Intangible Assets

The Company recorded goodwill and intangible assets in conjunction with the acquisition by Baird in 2018.

The Company follows ASC Topic 350, *Intangibles – Goodwill and Other.* ASC Topic 350 states that goodwill shall not be amortized. Instead goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit when circumstances indicate there may be an impairment. An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstance indicate that it is more-likely-than-not impaired.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of a reporting unit is less than the carrying amount. If the Company determines that the fair value of a reporting unit is more-likely-than-not greater than the carrying amount, it would not be required to perform a quantitative assessment of goodwill for that reporting unit. The quantitative assessment requires a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, the related goodwill is not considered impaired and no further analysis is required. If the carrying value of the reporting unit exceeds the fair value, the Company must recognize an impairment in an amount equal to that excess.

As of December 31, 2023, the Company performed a qualitative evaluation of its goodwill to determine whether it was more-likely-than-not that the carrying value of the reporting unit, including goodwill, was in excess of the fair value of the reporting unit. In performing the qualitative assessment for each reporting unit, the Company considered, among other things, the year over year financial performance of the Company and its reporting units, macroeconomic conditions, changes in management or key personnel, and the performance of comparable companies versus the prior year. Based on the outcome of the qualitative evaluation, it was determined to be not more-likely-than-not that the carrying value of the Company was greater than the fair value and no impairment charges were recorded.

Intangibles with finite lives are amortized on a straight-line basis over their respective useful lives, and reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be fully recoverable. The Company did not recognize any impairment of intangible assets in 2023.

Refer to footnote 7, *Goodwill and Intangible Assets* for further information.

(i) Accrued Compensation, Bonus and Benefits

Accrued compensation, bonus and benefits includes salaries, wages, bonuses and related withholdings and payroll taxes that are short-term in nature, payable within the following three months. On occasion, the Company may grant deferred bonus awards that vest and are payable over a period of up to three years.

(3) Revenue from Contracts with Customers

The Company receives certain payments from customers classified as hard and soft dollar considerations for its services provided over the passage of time, and when no further performance obligations are required to be satisfied by the Company, records amounts due as accounts receivable. If the customer prepays part or all of its charges before the Company delivers the commensurate level of services, the Company records Deferred revenue in the Statement of Financial Condition, and as the services are performed, adjusts on a monthly basis the amount deferred. As of December 31, 2023, the total revenue deferred was $1,342,426.

Revenue is accrued in circumstances where the Company has met its performance obligations but not yet received payment. As of December 31, 2023, the amount recorded for revenue earned but not invoiced was approximately $291,129 and is included in Accounts receivable in the Statement of Financial Condition.

(4) Fixed Assets

Fixed assets consisted of the following at December 31, 2023:

Computer software and equipment	$ 568,976
Furniture and fixtures	958,361
Leasehold improvements	145,033
Total Fixed Assets	1,672,370
Less: Accumulated depreciation and amortization	(1,065,251)
Fixed Assets, Net	$ 607,119

(5) Employee Benefit Plans

Effective January 1, 2023, the Company began to offer its personnel the benefits that Baird provides to its employees. Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and 401(k) Savings Plan. The 401(k) Savings Plan complies with Section 401(k) of the Internal Revenue Code. The Company matches 100% of the first three thousand dollars contributed by each eligible participant annually. The Company's Board of Director's, at its sole discretion, may make a profit-sharing contribution to the Plan, which is distributed on behalf of eligible participants and allocated primarily based on eligible compensation, but may also include a flat per participant element.

(6) Leases

The Company occupies office space and leases equipment under non-cancelable operating lease arrangements. Some of these lease arrangements include escalating clauses which are recognized on a straight-line basis over the life of the lease.

Future minimum lease payments are as follows:

2024	$	541,390
2025		544,357
2026		552,064
2027		578,385
Thereafter		727,754
Total Undiscounted Lease Payments		2,943,950
Less: Imputed Interest		(308,037)
Total Lease Liabilities	$	2,635,913

The weighted-average remaining lease term for the Company's leases was 5.25 years as of December 31, 2023, and the weighted average discount rate was 4.33%.

(7) Goodwill and Intangible Assets

Goodwill and intangible assets resulted from the 2018 acquisition by Baird. The following table provides a summary of the Company's goodwill and intangible assets by type:

Type	Life (Years)	Amount	Accumulated Amortization	Net Carrying Value
Goodwill		$ 36,308,703		$ 36,308,703
Client List	20	$ 25,622,900	$ 7,686,870	$ 17,936,030
Trade Names	10	4,187,400	2,512,440	1,674,960
Non-compete Agreements	5	2,691,900	2,691,900	-
Total Intangible Assets		$ 32,502,200	$ 12,891,210	$ 19,610,990

(8) Income Taxes

The major deferred tax items are as follows:

Deferred Tax Assets:	
Accrued Expenses and Reserves	$ 233,830
Operating Lease Liabilities	622,016
Total Deferred Tax Assets	855,846
Deferred Tax Liabilities:	
Goodwill and Intangibles	(3,627,851)
Depreciation and Fixed Asset Gain/Loss	(138,426)
Lease Right of Use Asset	(591,553)
Total Deferred Tax Liabilities	(4,357,830)
Deferred Tax Liabilities, Net	$ (3,501,984)

No valuation allowance is required as management believes it is more-likely-than-not that the deferred tax assets are realizable.

Uncertain Tax Positions

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is included in the consolidated income tax returns of BFG in the U.S. Federal jurisdiction and various consolidated states. The Company also files separate income tax returns in various states and local jurisdictions. The federal income tax returns for the years prior to 2019 and the state and local tax returns for the years prior to 2018 are no longer subject to examination by income tax authorities, unless subsequently amended.

The Company's unrecognized tax benefits are analyzed and monitored to ensure they are adequate and reflective of known events. The Company believes that it is reasonably possible that a portion of the balance of the gross unrecognized tax benefits could decrease in the next twelve months due to ongoing activities with various taxing jurisdictions that the Company expects may give rise to settlements or the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company classifies interest and penalties, if any, related to unrecognized tax benefits as a component of tax expense.

(9) Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(10) Related-Party Transactions

The Company is allocated certain expenses from Robert W. Baird & Co, Inc. ("RWB") including legal, compliance and marketing costs. The Company separately records its liability for income taxes under a tax sharing agreement with BFG.

During the year ended December 31, 2023, the Company was reimbursed by SAM for intercompany charges recorded for certain expenses it paid under an expense sharing agreement in 2023 and prior years.

During 2023, Strategas contracted with Robert W. Baird Limited U.K. to provide the Company with ongoing client relationship management services to new and existing clients in Europe.

Due from related parties are non-interest bearing and due on demand as follows:

Receivable from Baird (U.S.)	$ 78,528
Receivable from SAM	194,394
Due from Related Parties	$ 272,922

At December 31, 2023, the Notes receivable were fully amortized and the remaining balance is $0.

(11) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (Net Capital Rule) under the Securities and Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital and ratio of aggregate indebtedness to net capital respectively, as defined.

At December 31, 2023, the Company had net capital of $17,091,821 which was $16,080,199 in excess of the Company's net capital requirement of $1,011,622 and the percentage of aggregate indebtedness to net capital, required not to exceed 15 to 1, was 0.89 to 1.

(12) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 26, 2024, the date of the filing of this report. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements as of December 31, 2023.